- 2 -


                                Prospectus Supplement filed under Rule 424(b)(3)
                                                   Registration Number 333-91749



Prospectus  Supplement  No. 4, dated May 5, 2000
(To  Prospectus, dated January 3, 2000)


                               [AIRGATE PCS LOGO]


        644,400 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS


     This prospectus supplement to the prospectus dated January 3, 2000 relates to our offering of 644,400 shares of common stock issuable by us from time to time upon exercise of warrants sold by us in our units offering, which was completed on September 30, 1999.

     This prospectus supplement should be read in conjunction with the prospectus dated January 3, 2000, as supplemented, which is to be delivered with this prospectus supplement.


     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 14 OF PROSPECTUS SUPPLEMENT NO. 1 DATED FEBRUARY 8, 2000.


Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

     On May 4, 2000, AirGate PCS, Inc. ("AirGate PCS") issued the following press release announcing second quarter fiscal 2000 results for the three and six months ended March 31, 2000.



AirGate  PCS  Announces  Second  Quarter  Fiscal  2000  Results
Page  3
May  4,  2000




Contact:     Alan  B.  Catherall
     Chief  Financial  Officer
404-525-7272


                           AIRGATE PCS, INC. ANNOUNCES
                       SECOND QUARTER FISCAL 2000 RESULTS

ATLANTA (May 4, 2000)  AirGate PCS, Inc., (Nasdaq/NM: PCSA), a Sprint PCS (NYSE:
PCS) Network Partner, today announced financial and operating results for the second fiscal quarter and six months ended March 31, 2000.

     Net revenues for the second quarter ended March 31, 2000 totaled $1.6 million. EBITDA (earnings before interest, taxes, depreciation and amortization), was ($11.9) million for the second quarter of fiscal 2000, compared with ($598,000) for the same period a year ago. The Company reported a net loss of $17.1 million, or $1.40 per share, in the three months ended March
31, 2000 compared with a net loss of $1.6 million, or $0.47 per share, in the same period of 1999.

For the six months ended March 31, 2000, the Company reported net revenues of $1.7 million. EBITDA was ($17.8) million for the first six months of fiscal 2000, compared with ($1.6) million for the same period a year ago. AirGate PCS reported a net loss of $26.9 million, or $2.23 per share, in the six months ended March 31, 2000 compared with a net loss of $3.2 million, or $0.94 per share, in the same period of 1999.

     "The second quarter of fiscal 2000 was a very active period for AirGate as evidenced by a number of significant operating accomplishments," said Thomas M. Dougherty, president and chief executive officer of AirGate PCS. "While our financial results continue to reflect the considerable investment associated with the completion of our network build-out, we are very pleased with the initial results we are seeing in the commercial Sprint PCS market launches in portions of AirGate's territory. With the recent addition of the Rocky Mount region of North Carolina, and our previously announced launches in other areas of North and South Carolina, AirGate is now offering Sprint PCS service in over a third of our total market area of over 6.8 million residents. In addition, we now provide roaming coverage along a number of heavily traveled highway corridors in our territory, providing additional revenue opportunities for AirGate. Specifically, AirGate will receive additional revenue from Sprint PCS on behalf of their customers who use the AirGate PCS network while traveling in our covered territory. The attractive nature of our market area, with a large number of vacation and tourist locations, will provide very favorable patterns for roaming activity as the busy summer season approaches.

     "We believe we have proven our ability to execute our business strategy as evidenced by the significant progress we have made in our PCS network build-out. As of April 27, 2000, we remain ahead of our scheduled build out plan with 94% of the cell sites in our territory leased and 89% of the cell sites under construction or completed. In addition, all of our three switches are now operational."

                                     -MORE-

Operating highlights for the second quarter of fiscal 2000 include the following:

-     Commercial  Sprint  PCS  service  was  launched  in the following markets:
Greenville-Spartanburg and Anderson, South Carolina on January 3, 2000; Asheville and Hickory, North Carolina on January 10, 2000; Myrtle Beach, South Carolina and Wilmington, North Carolina on March 5, 2000 and Rocky Mount,
Goldsboro,  Kinston  and  Wilson,  North  Carolina  on  March  29,  2000

- The City of Augusta, Georgia and the Interstate 20 corridor between Atlanta and Augusta were opened for roaming coverage during the weeks surrounding the Masters golf tournament.

- The Company opened Sprint PCS stores in Greenville and Anderson, South Carolina and in Hickory and Asheville, North Carolina. In addition, the Spartanburg store was opened on April 25, 2000.

- AirGate added 6,378 net new customers in its first quarter of commercial PCS operations.

- Average revenue per subscriber (ARPU), excluding roaming, was $53 for the quarter

- Total roaming revenue was $816,000 for the quarter and $946,000 for the six months ended March 31, 2000.

     "Looking ahead, we expect to have our PCS network complete and fully operational in the rest of our market region with over 6.8 million potential POPs by the end of our fiscal year. We are very pleased with our initial results and believe that the popular Sprint PCS brand name will continue to have a positive impact on AirGate's subscriber growth as we expand coverage in the rest of our territory," Dougherty concluded.

     AirGate PCS will hold a conference call to discuss this press release today at 9:30 a.m. EDT. A live broadcast of the conference call will be available online at www.airgatepcsa.com, www.streetevents.com, www.streetfusion.com, or www.vcall.com. To listen to the live call, please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available shortly after the call through the close of business on May 8, 2000.


     AirGate PCS, Inc. is the exclusive manager and operator of Sprint PCS products and services throughout most of the state of South Carolina, including Charleston, Columbia and Greenville-Spartanburg, parts of North Carolina, including Asheville, Wilmington and Hickory, and the eastern Georgia cities of Augusta and Savannah. With a territory that includes more than 6.8 million POPs covering 62,000 contiguous square miles, AirGate PCS is one of the largest Sprint PCS affiliates based on the size of the population in its territory. As a Sprint PCS affiliate, AirGate PCS is building its own PCS network to exclusively provide 100% digital, 100% PCS products and services under the Sprint and Sprint PCS brand names in its territory.

                                     -MORE-

Sprint PCS operates the largest all-digital, all-PCS nationwide wireless network in the United States, already serving the majority of the nation's metropolitan areas including more than 4,000 cities and communities across the country. Sprint PCS has licensed PCS coverage of nearly 270 million people in all 50 states, Puerto Rico and the U.S. Virgin Islands. For more information, visit the Sprint PCS web site at http://www.sprintpcs.com. Sprint PCS is a wholly-owned tracking group of Sprint Corporation trading on the NYSE under the symbol "PCS."

     Sprint is a global communications company at the forefront in integrating long distance, local and wireless communications services and one of the world's largest carriers of Internet traffic. Sprint built and operates the United States' only nationwide all-digital, fiber optic network and is a leader in advanced data communications services. Sprint has $20 billion in annual revenues and serves more than 20 million business and residential customers.

     Statements contained in this news release regarding expected financial results and other planned events should be considered forward-looking statements that are subject to various risks and uncertainties. Such forward looking statements are made pursuant to the "safe-harbor" provisions of the private
Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in AirGate PCS' forward-looking statements, including the following factors: potential fluctuations in quarterly results, our dependence on our affiliation with Sprint PCS; an adequate supply of infrastructure and subscriber equipment; new product development; rapid technological and market change; risks related to future growth and expansion; our significant level of indebtedness and volatility of stock prices. For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from AirGate PCS' forward- looking statements, please refer to AirGate PCS' filings with the Securities and Exchange Commission, especially in the "risk factors" section of AirGate PCS' Form 10-K for the fiscal year ended September 30, 1999, and Form 10-Q for the quarter ended December 31,1999, and in subsequent filings with Securities and Exchange Commission.

AirGate  PCS  Announces  Second  Quarter  Fiscal  2000  Results
Page  5
May  4,  2000



                AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                (Unaudited)
                (dollars in thousands, except per share amounts)

                                  THREE  MONTHS  ENDED               SIX  MONTHS  ENDED
                                       MARCH  31,                       MARCH  31,
                                      ----------                       ----------
                                 2000               1999               2000             1999
                                 ----               ----               ----             ----

Revenues:
     Service  revenue          $   460             $   --            $   460            $  --
     Roaming  revenue              816                 --                946              --
     Equipment  revenue            304                 --                304              --
                                 ------            ------            -------          --------
                                 1,580                 --              1,710              --

Operating  expenses:
     Cost  of revenues          (5,509)                --             (8,427)             --
     Cost of equipment          (1,093)                --             (1,093)             --
     Selling  and  marketing    (3,419)                --             (4,552)             --
     General  and
     administrative  expenses   (3,189)              (598)            (4,677)          (1,643)
     Noncash  stock
     compensation  expense       (309)                 --               (713)             --
     Depreciation  and
      amortization             (2,042)               (238)            (2,560)            (414)
                               --------            ------            -------          --------
     OPERATING  LOSS          (13,981)               (836)           (20,312)          (2,057)

Interest  income                2,722                  --              6,192             --
Interest  expense              (5,845)               (744)           (12,812)          (1,121)
                               --------            ------            -------          --------

NET  LOSS                   $ (17,104)           $ (1,580)         $ (26,932)        $ (3,178)
                            ==========           =========        ===========        =========



Basic and diluted net
loss per share of
common stock                $  (1.40)            $  (0.47)        $   (2.23)         $  (0.94)
                            ==========           =========        ===========        =========

Weighted average
outstanding common
shares                      12,237,483          3,382,518          12,101,507        3,382,518
                            ==========           =========        ===========        =========

Weighted average
Outstanding shares
including potentially
dilutive common stock
equivalents                 13,747,642          3,382,518          13,474,171        3,382,518
                            ==========           =========        ===========        =========




                                     -MORE-

                AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                             (dollars in thousands)

                                                  MARCH 31,      SEPTEMBER 30,
                                                    2000             1999
                                                    ----             ----
ASSETS

Current assets:
  Cash and cash equivalents                       $ 147,501      $ 258,900
  Due from AirGate Wireless, LLC                        --             751
  Prepaid expenses                                    3,720          1,596
  Other current assets                                3,811          1,223
                                                  ---------       --------
   TOTAL CURRENT ASSETS                             155,032        262,470
                                                  ---------       --------

Property and equipment, net                         133,822         44,206
Financing costs                                       9,808         10,399
Other assets                                            266            245
                                                  ---------       --------
   TOTAL ASSETS                                   $ 298,928      $ 317,320
                                                  =========     ==========


LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                $  15,536      $   2,216
  Accrued expenses                                   12,218         20,178
  Accrued interest                                      208          1,413
  Current maturities of long-term debt                   --          7,700
                                                  ---------       --------
   TOTAL CURRENT LIABILITIES                         27,962         31,507
Long-term debt, excluding current maturities        169,122        157,967
                                                  ---------       --------
   TOTAL LIABILITIES                                197,084        189,474
                                                  ---------       --------

Stockholders' equity:
  Preferred stock, par value, $0.01 per share;
    5,000,000 shares authorized; no shares
    issued and outstanding                              --            --
  Common stock, par value, $0.01 per share;
    25,000,000 shares authorized;
    12,369,355 and 11,957,201 shares issued
    and outstanding at March 31, 2000 and
    September 30, 1999, respectively                    124            120
  Additional paid-in capital                        160,324        157,880
  Accumulated deficit                               (54,186)       (27,254)
  Unearned stock option compensation                 (4,418)        (2,900)
                                                  ---------       --------
   TOTAL STOCKHOLDERS' EQUITY                       101,844        127,846
   Commitments and contingencies                        --             --
                                                  ---------       --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $ 298,928      $ 317,320
                                                  =========     ==========

                                      -END-


